09055872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC

SEC FILE NUMBER
8- 41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	Texas	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register — (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2010

Rose Mary Maldonado
Notary Public

Signature

Vice President, Corporate Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
Frost Bank Tower
100 West Houston Steet
Suite 1800
San Antonio, Texas 78205-1403

Tel: 210 228 9696
Fax: 210 242 7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2009

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2008

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	60,716
Cash segregated under federal regulations		143,007
Deposits with clearing organizations		14,980
Receivable from broker-dealers and clearing organizations, net of allowance		3,057
Receivable from customers, net of allowance		114,783
Securities owned, at fair value		360
Receivable from related parties (includes amounts due from USAA mutual funds of $8,561)		8,926
Software and equipment, at cost, net of accumulated depreciation and amortization		14,527
Income taxes receivable, net (includes deferred taxes of $255)		3,292
Other assets		4,032
Total Assets	$	367,680
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	5,399
Payable to customers		256,024
Securities sold, not yet purchased, at fair value		90
Payable to related parties (includes amounts due to USAA mutual funds of $3,736)		19,931
Accrued personnel expenses		12,659
Other liabilities		4,517
Total Liabilities		298,620
Stockholders' Equity:		
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding		5,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		27,312
Retained earnings		36,747
Total Stockholders' Equity		69,060
Total Liabilities and Stockholders' Equity	$	367,680

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), also referred to as "we," "our," or "us," unless otherwise denoted, is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, a member of the Chicago Stock Exchange, and a member of the Financial Industry Regulatory Authority (FINRA). As an investment adviser, we provide advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker-dealer, we offer brokerage services principally to individuals eligible for membership in USAA, primarily active and retired United States military personnel and their families, and serve as the underwriter and distributor of the USAA mutual funds.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2008, we held an investment in securities purchased under agreement to resell of $52,862 and an investment in a money market fund of $10, both of which are included in cash and cash equivalents.

(d) Cash segregated under federal regulations

At December 31, 2008, cash of $143,007 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(e) Securities transactions

Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the statement of financial condition.

Securities owned and securities sold, not yet purchased, which consist of equity securities and shares of regulated investment companies, are carried at fair value.

(f) Receivable from/payable to broker-dealers and clearing organizations

Receivable from/payable to broker-dealers includes securities failed to deliver, securities failed to receive and securities borrowed. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed transactions are recorded at the amount of collateral advanced. Securities borrowed transactions require us to deposit collateral with the lender in the form of cash. We monitor the fair value of securities borrowed on a daily basis. Additional collateral is provided to or refunded by the lender as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from/payable to customers

Receivable from customers consists of margin loans to customers and amounts due on cash transactions and is stated net of allowance for doubtful accounts of $109. Payable to customers is the result of transactions or deposits. Securities owned by customers, including those that are held as collateral for receivables, are not reflected in the statement of financial condition.

(h) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three to five years. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Vehicles are depreciated on a straight-line basis over an estimated useful life of four years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(Dollars in thousands)

(j) Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (FAS) No. 157, *Fair Value Measurements* (FAS 157), which was effective for us on January 1, 2008. In summary, FAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;
- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the firm's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

See note 3 for further information regarding FAS 157.

In February 2007, the FASB issued FAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which was effective for us on January 1, 2008. FAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously carried at fair value. We have not made any elections under FAS 159 to apply fair value to additional financial assets and liabilities.

(2) Transactions with related parties

(a) Receivable from/payable to related parties

We act as investment adviser to the USAA mutual funds, USAA, and certain of its subsidiaries. Amounts owed to IMCO for these services are included in receivable from related parties and amounts are settled monthly.

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in payable to related parties. Amounts are settled monthly.

IMCO and USAA Financial Advisors, Inc. (FAI), and IMCO and USAA Financial Planning Services Insurance Agency, Inc. (FPS), both affiliated companies, have entered into referral agreements covering services rendered by FAI and FPS to IMCO. Under the terms of each referral agreement, we retained FAI and FPS to refer USAA members (when a referral best suited the needs of the USAA member) to us in exchange for a fee. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA

(Dollars in thousands)

Shareholder Account Services. We also provide and receive services pursuant to various service fee agreements with FSB. Amounts are settled monthly.

Effective January 1, 2008, we entered into a fully disclosed clearing agreement with FAI. FAI is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of FINRA. Effective January 1, 2008, FAI expanded its activities to include performing account opening and administration and taking client securities orders for clearance and settlement through an introducing and clearing arrangement with us. Previously, we performed all of these functions. Under the terms of the agreement, we clear and carry, on a fully disclosed basis, customer accounts introduced to us by FAI.

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $300,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2008.

(b) Employee benefit plans

Defined benefit plan

Substantially all of our employees are covered under a defined benefit plan administered by USAA (the sponsor), which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan at the date of retirement. During 2007, USAA announced changes to the defined benefit plan including the curtailment of current defined benefit plan accruals effective August 31, 2007. Substantially all of our employees at least 45 years of age with five or more years of service by August 31, 2007, will receive an additional age-and-service-based defined benefit for a 10-year period.

Postretirement medical plan

Substantially all of our employees may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA.

Defined contribution plan

Substantially all of our employees are eligible to participate in a contributory retirement plan. We match participant contributions dollar-for-dollar to a maximum of 8% of a participant's compensation. Effective January 1, 2008, participants fully vest in IMCO's matching contributions after two years of vesting service.

As a result of the curtailment of the defined benefit plan, USAA provides a new retirement benefit, the Retirement Plus Plan (Retirement Plus), which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay earned after the effective date of June 1, 2007. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(Dollars in thousands)

(3) Fair value

Effective January 1, 2008, we adopted FAS 157. FAS 157 defines fair value, expands disclosures about fair value measurements, and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The type of financial instruments included in Level 1 are highly liquid cash instruments with quoted prices such as U.S. treasury bills and equities listed in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of financial instruments included in Level 2 are valued based on quoted prices for identical or similar instruments in markets that are not active and include equities and mutual funds.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. We do not currently have any material financial instruments utilizing Level 3 inputs.

The following table presents the FAS 157 valuation hierarchy for financial instruments measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations:				
U.S. Treasury security	$ 1,609	$ -	$ -	$ 1,609
Securities owned	174	186	-	360
Total assets at fair value	1,783	186	-	1,969
Securities sold, not yet purchased	4	86	-	90
Total liabilities at fair value	$ 4	$ 86	$ -	$ 90

Receivables from and payables to broker-dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the statement of financial condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

In the normal course of business, our activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

(Dollars in thousands)

Customer securities activities are transacted on either a cash or margin basis. Margin loans to customers are collateralized by securities in their brokerage accounts. We seek to mitigate the risks associated with customer securities activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned before the collateral could be sold.

Securities sold, not yet purchased, represent our obligation to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

We deposit cash with counterparties as collateral for securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited we may be exposed to the risk of selling the securities at prevailing market prices. We mitigate this risk by reviewing the credit standing of each counterparty and monitoring the collateral values on a daily basis.

(4) Receivable from/payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 consist of the following:

Receivable:		
Securities failed to deliver	$	254
Deposits for securities borrowed, net of allowance		2,117
Clearing organizations		686
	$	3,057
Payable:		
Securities failed to receive	$	661
Clearing organizations		4,738
	$	5,399

Deposits for securities borrowed is recorded net of an allowance for doubtful accounts of $995. A counterparty to certain securities borrowed transactions has not returned the cash collateral related to those securities despite our attempt to return them. The allowance represents the difference between the market value of the securities borrowed and the cash collateral deposited with the counterparty.

(5) Software and equipment

Software and equipment at December 31, 2008 are summarized below.

(Dollars in thousands)

Capitalized software	$	25,155
Equipment		126
Total		25,281
Less accumulated depreciation and amortization		(10,754)
Software and equipment, net	$	14,527

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 are presented below:

Deferred tax assets:		
Employee benefits	$	1,784
Other		507
Total gross deferred tax assets		2,291
Deferred tax liabilities:		
Depreciable assets and software		(2,036)
Total gross deferred tax liabilities		(2,036)
Deferred income taxes receivable, net	$	255

Management believes that realization of the deferred tax asset is more likely than not, based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(7) Capital transactions

CAPCO owns 100% of our outstanding adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and is 6.28% through 2011. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $314 on the preferred stock to CAPCO in 2008.

(8) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, our net capital was $48,585 (38% of aggregate debit balances), which was $46,018 in excess of our minimum net capital requirement of $2,567.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(9) Liabilities subordinated to claims of general creditors

We had no liabilities subordinated to claims of general creditors during 2008.

(10) Credit facility

We have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A. Borrowings from J.P. Morgan Chase are guaranteed by CAPCO. There were no borrowings under this facility during 2008.

(11) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

In the normal course of business, we provide guarantees to securities clearinghouses. Associated with our membership, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearinghouse. In general, our guarantee obligations would arise only if the clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the clearinghouse. As a result, any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in the financial statements for these agreements and believe that any potential requirement to make payments under such agreements is remote.

USAA®

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008